Henkel

A Brand like a Friend

03 AUG 20 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
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Securities and Exchange Commission
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Washington, D.C. 20549
U.S.A.


03029461

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

SUPPL

Datum

2003-08-18

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Sales and EBIT increase in all business sectors after adjusting for foreign exchange effects – Henkel successful in the second quarter".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn S. Reißig

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 141-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender)
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

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Thema: Press Release "Henkel successful in the second quarter"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel successful in the second quarter", which we just distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Press release

Sales and EBIT increase in all business sectors after adjusting for foreign exchange effects

Henkel successful in the second quarter

In the second quarter of 2003, after adjusting for foreign exchange effects, the Henkel Group recorded a 3.4 percent increase in sales to 2.4 billion euros and a 14.9 percent increase in operating profit (EBIT) to 180 million euros. "Due to efficient cost management we have been able to post a disproportionate increase in our operating profit" explains Prof. Dr. Ulrich Lehner, Chief Executive Officer of the Henkel Group. "We expect markets to stage a slow recovery in the second half of the year. On that basis we consider that the targets for the whole of 2003 are achievable."

Düsseldorf – In the second quarter of 2003, in an environment dominated by weak

consumer and capital spending, the Henkel Group increased **sales adjusted for foreign exchange effects** by 3.4 percent to 2.4 billion euros. Before adjustment sales fell by 4.4 percent. **Operating profit (EBIT)** showed a significant increase to 180 million euros, 14.9 percent up on the previous year's figure for the quarter after adjusting for foreign exchange effects. Even before adjustment the operating profit was 7.2 percent up on the previous year's figure.

The **return on capital employed (ROCE)** continued to make good progress. At 16.7 percent it was 1.2 percentage points up on the previous year. **Financial items** improved due to higher income from participations. **Net earnings for the quarter** rose by 11.4 percent to 127 million euros compared with the previous year.

Earnings per preferred share were up on the previous year's quarter from 0.80 euros to 0.86 euros, an increase of 7.5 percent.

Performance of business sectors

Sales in the **Laundry & Home Care** business sector in the second quarter rose by 4.8 percent after adjusting for foreign exchange effects. Before adjustment sales were 0.9 percent down on the previous year. Operating profit after adjusting for foreign exchange effects rose by 10.5 percent, and by 8.7 percent before adjustment. Special detergents business did particularly well. For the whole of 2003 the Laundry & Home Care business sector still forecasts an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects.

Sales in the **Cosmetics/Toiletries** business sector were 2.7 percent up on the previous year's quarter after adjusting for foreign exchange effects. Before adjustment sales were 3.2 percent down on the previous year's level. Operating profit increased by 10.4 percent after adjusting for foreign exchange effects, and by 4.5 percent before adjustment. Sales in hair cosmetics developed particularly well. The Cosmetics/Toiletries business sector continues to aim for operating profit growth in the high single-digit percentage range for the whole of 2003 after adjusting for

foreign exchange effects.

Sales in the **Consumer and Craftsmen Adhesives** business sector in the second quarter rose by 4.6 percent after adjusting for foreign exchange effects. Before adjustment sales were down by 4.8 percent on the previous year's figure. Operating profit increased by 50.9 percent after adjusting for foreign exchange effects and by 30.0 percent before adjustment compared with the previous year. Whilst sales to the construction industry did not match the previous year`s level, the position in consumer adhesives was further strengthened. After adjusting for foreign exchange effects the Consumer and Craftsmen Adhesives business sector anticipates a double-digit percentage growth in operating profit for the whole of 2003.

The **Henkel Technologies** business sector recorded sales growth of 3.5 percent in the second quarter after adjusting for foreign exchange effects. Before adjustment, however, sales fell by 7.9 percent. Operating profit increased by 14.6 percent adjusted for foreign exchange effects, and by 0.5 percent before adjustment. Sales of industrial and packaging adhesives recorded further growth. Although sales to the electronics industry were still slightly below previous year, engineering adhesives performed better after adjusting for foreign exchange effects. The surface technologies business also performed better than in the previous year's quarter after adjusting for foreign exchange effects. The Henkel Technologies business sector expects to achieve a double-digit percentage increase in operating profit for the full year after adjusting for foreign exchange effects.

Regional Development

Foreign exchange effects impacted the sales development in all regions. Sales in the **Europe/Africa/Middle East region** increased by 4.5 percent after adjusting for foreign exchange effects and by 0.5 percent before adjustment. Still facing a reluctant consumer climate, sales in **Germany** remained 1.1 percent below previous year. This decline was more than offset by sales growth in the other countries in the region. Operating profit of the region improved by 12.6 percent after adjusting for foreign exchange effects and by 7.8 percent before adjustment.

Sales in **North America** fell by 2.1 percent after adjusting for foreign exchange effects. Business in electronics and general industry was weak. Before adjustment sales decreased by 20.1 percent, compared with the figure for the previous year. After adjusting for foreign exchange effects operating profit was 2.0 percent up. The special restructuring program also had a positive effect. Before adjustment profit was down by 24.9 percent.

The situation in **Latin America** remained difficult. Despite this sales rose by 4.4 percent after adjusting for foreign exchange effects. Before adjustment sales decreased by 20.8 percent. Operating profit performed much better with an increase of 59.7 percent after adjusting for foreign exchange effects. Before adjustment it was 12.1 percent up on the previous year's quarter. Consumer Adhesives, in particular, contributed to this performance.

In the **Asia-Pacific** region, sales were 9.5 percent up on the previous year after adjusting for foreign exchange effects. Before adjustment, however, sales were down by 6.7 percent. Operating profit showed a substantial improvement both before and after adjusting for foreign exchange effects. In local currency terms, therefore, Asia-Pacific was our strongest growth region. The Consumer Adhesives business and Henkel Technologies performed particularly well in China.

Major events

In May 2003 Henkel issued a debut benchmark bond of 1 billion euros on the European capital market.

On June 20, 2003, Henkel accepted the voluntary public offer made by Proctor & Gamble Management GmbH, Schwalbach, for Henkel´s 6.86 percent stake in Wella AG, Darmstadt.

With effect from June 30, 2003, the Henkel Group acquired a stake of 60 percent in the company La Luz S.A., Guatemala City. La Luz produces and sells detergents

and household cleaners in Central America.

Employees

As of June 30, 2003, the number of employees in the Henkel Group was 48,490. The proportion of Henkel personnel working outside Germany was unchanged at 77 percent.

Major participations

Ecolab Inc., St Paul, Minnesota, USA, in which Henkel has a 27.9 percent stake, reported sales of US$ 947 million in the second quarter of 2003, an increase of 13 percent compared with the previous year. After adjusting for foreign exchange effects Ecolab increased sales by 5.5 percent. Operating profit rose more strongly by 23 percent to US$ 121 million. At US$ 67 Mio, net earnings for the quarter were 30 percent up on the prior-year figure.

The Clorox Company, Oakland, California, USA, in which Henkel has a 29.4 percent stake, reported sales of US$ 4.1 billion in its fiscal year 2002/2003, an increase of 3 percent over the previous year. Excluding the effect of divestments, sales rose by 5 percent. Net earnings for the year amounted to US$ 493 million, an increase of 53 percent.

Outlook

The international political situation has now eased somewhat, so markets can be expected to stage a slow recovery in the second half of the year. On that basis the Henkel Group considers that the sales growth target of 4 percent for the whole of 2003 (after adjusting for foreign exchange effects and acquisitions/divestments) is achievable. Henkel still plans an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects.

August 18, 2003

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact
Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

Email: press@henkel.com
press.henkel.com

We distributed this information to MC 1 - 3 world

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Henkel
A Brand like a Friend

Henkel defies economic climate

- Sales growth adjusted for foreign exchange effects: plus 3.4 percent
- Operating profit (EBIT) adjusted for foreign exchange effects: plus 14.9 percent
- Net earnings for the quarter: plus 11.4 percent
- Earnings per preferred share: plus 7.5 percent

The second quarter 2003 in detail:

Sales and Profits

Our markets continued to be dominated by weak consumer and capital spending. Against this background the Henkel Group recorded a 3.4 percent increase in sales for the second quarter of 2003, after adjusting for foreign exchange effects. Before adjustment sales fell by 4.4 percent to 2.4 billion euros.

On the cost side, our gross profit in percent of sales improved significantly due to strict cost management and overall lower raw material prices. Marketing, selling and distribution costs, as well as research and development costs, showed a slight increase as a percentage of sales.

Due to the cost development, operating profit (EBIT) benefited from a disproportionate increase of 7.2 percent to 180 million euros. After adjusting for foreign exchange effects EBIT was 14.9 percent up on the previous year's quarter. All business sectors increased their operating profits. The return on sales improved by 0.9 percentage points to 7.6 percent. The return on capital employed (ROCE) continued to make good progress. At 16.7 percent it was 1.2 percentage points up on the previous year. Apart from the increase in operating profit, this was also due to the decrease in capital employed resulting largely from foreign exchange effects.

The financial items line showed an improvement due to higher income from participations. The previous year was impacted by special charges at Clorox and write-downs on our new business activities.

Net earnings of the Henkel Group for the quarter rose by 11.4 percent to 127 million euros compared with the previous year's quarter. After minority interests, earnings for the quarter were 123 million euros, an increase of 7.9 percent.

Earnings per preferred share were up on the previous year's quarter from 0.80 euros to 0.86 euros, an increase of 7.5 percent.

Regional Development

Sales in the **Europe/Africa/Middle East** region increased by 4.5 percent after adjusting for foreign exchange effects and by 0.5 percent before adjustment. Still facing a reluctant consumer climate, sales in Germany remained 1.1 percent below previous year.

Sales[1]		
in million euros	Q 2	1–6
2003	**2,378**	**4,715**
2002	**2,487**	**4,898**
Change from previous year	– 4.4 %	– 3.7 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales		
	Q 2	1–6
Change from previous year	– 4.4 %	– 3.7 %
At constant exchange rates,	3.4 %	4.5 %
thereof: organic	2.0 %	3.1 %
Acquisitions/Divestments	1.4 %	1.4 %
Foreign exchange effects	– 7.8 %	– 8.2 %

EBIT[1]		
in million euros	Q 2	1–6
2003	**180**	**348**
2002	**168**	**330**
Change from previous year	7.2 %	5.3 %
After adjusting for foreign exchange effects	14.9 %	12.1 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 2	1–6
2003	**7.6 %**	**7.4 %**
2002	**6.7 %**	**6.7 %**
Change from previous year	0.9 pp	0.7 pp
After adjusting for foreign exchange effects	0.8 pp	0.5 pp

pp = percentage points

Earnings per preferred share		
in euros	Q 2	1–6
2003	**0.86**	**1.69**
2002	**0.80**	**1.48**
Change from previous year	7.5 %	14.2 %

Sales in the rest of the Europe/Africa/Middle East region, after adjusting for foreign exchange effects, increased by 6.9 percent. Even before adjustment this more than made up for the decline in sales in Germany. Operating profit for the region improved by 12.6 percent after adjusting for foreign exchange effects and by 7.8 percent before adjustment.

Sales in **North America** fell by 2.1 percent after adjusting for foreign exchange effects. Business in electronics and general industry was weak. Before adjustment, sales decreased by 20.1 percent. After adjusting for foreign exchange effects operating profit was 2.0 percent up on the previous year's level. The special restructuring program also had a positive effect. Before adjustment profit was down by 24.9 percent.

The situation in **Latin America** remained difficult. Despite this sales rose by 4.4 percent after adjusting for foreign exchange effects. Before adjustment, however, they were down by 20.8 percent. Operating profit performed much better with an increase of 59.7 percent after adjusting for foreign exchange effects. Consumer Adhesives, in particular, enjoyed increased earnings. Before adustment for foreign exchange effects we recorded an increase of 12.1 percent compared with the previous year's quarter.

In the **Asia-Pacific** region, sales were 9.5 percent up on the previous year after adjusting for foreign exchange effects. Before adjustment, however, they were down by 6.7 percent. In local currency terms, therefore, Asia-Pacific was our strongest growth region. Our Consumer Adhesives business and Henkel Technologies performed particularly well in China. Operating profit showed a substantial improvement after adjusting for foreign exchange effects and, in contrast to the loss reported in the previous year's quarter, moved into profit for the region, mainly due to the performance of Henkel Technologies. Before adjustment, earnings also showed an improvement.

Henkel Group key data by region[1], 2nd quarter 2003						
in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales April-June 2003	**1,759**	**285**	**88**	**171**	**75**	**2,378**
Sales April-June 2002	1,750	358	112	182	85	2,487
Change	0.5 %	– 20.1 %	– 20.8 %	– 6.7 %	–	– 4.4 %
EBIT April-June 2003	**194**	**16**	**3**	**2**	**– 35**	**180**
EBIT April-June 2002[2]	180	21	3	– 4	– 32	168
Change	7.8 %	– 24.9 %	12.1%	–	–	7.2 %
Return on sales (EBIT) April – June 2003	**11.0 %**	**5.5 %**	**3.6 %**	**1.4 %**	**–**	**7.6 %**
Return on sales (EBIT) April – June 2002	10.3 %	5.8 %	2.6 %	– 2.2 %	–	6.7 %

[1] Change from previous year on the basis of figures in thousand euros

[2] Costs reallocated from Europe to North America as incurred

Henkel Group key data by region[1], January through June 2003						
in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales January-June 2003	**3,494**	**575**	**162**	**334**	**150**	**4,715**
Sales January-June 2002	3,459	695	219	359	166	4,898
Change	1.0 %	– 17.2 %	– 25.6 %	– 7.2 %	–	– 3.7 %
EBIT January-June 2003	**383**	**27**	**– 4**	**– 1**	**– 57**	**348**
EBIT January-June 2002	364	31	0	– 10	– 55	330
Change	4.8 %	– 14.3 %	–	–	–	5.3 %
Return on sales (EBIT) January-June 2003	**11.0 %**	**4.6 %**	**– 2.3 %**	**– 0.2 %**	**–**	**7.4 %**
Return on sales (EBIT) January-June 2002	10.5 %	4.4 %	–	– 2.8 %	–	6.7 %

[1] Change from previous year on the basis of figures in thousand euros

Major Events

In May 2003 Henkel issued its debut benchmark bond of 1 billion euros on the European capital market.

The rating agencies Moody's and Standard & Poor's reviewed Henkel's credit rating. Moody's confirmed its existing "A1" rating. Standard & Poor's marked Henkel down one level from "AA-/Negative" to "A+/ Stable". Standard & Poor's justified the rating reduction by reference to the changed competitive situation and their different approach to pension provisions.

The Henkel Group's exposure to risk in regard to its pension obligations and the fact that some are funded through pension funds is minimal. Most of the pension plans have already been switched to defined contribution plans. In order to limit the risks further, the pension plans for future new employees are currently being reviewed in the Henkel Group.

On June 20, 2003, Henkel accepted the voluntary public offer made by Procter & Gamble Management GmbH, Schwalbach, for Henkel's 6.86 percent stake in Wella AG.

With effect from June 30, 2003, we acquired a stake of 60 percent in the company La Luz S.A., Guatemala City. La Luz produces and sells detergents and household cleaners in Central America and reported sales of approx. 35 million euros in its fiscal year 2001/2002.

Employees

As of June 30, 2003, the number of employees in the Henkel Group was 48,490. The proportion of Henkel personnel working outside Germany was unchanged at 77 percent.

About 750 senior executives participate in Henkel's Stock Incentive Plan. The overall lifetime of the Plan was increased from five to eight years, in line with the industry standard, by a resolution approved at this year's Annual General Meeting. No change was made to the absolute and relative performance hurdles used as the basis for calculating, at the end of the three-year performance period, whether and how many shares the participants can receive for their options. The only change relates to the period following the performance period, namely the period during which the share options can be exercised if the performance targets have been met: that period was extended from two to five years. One of the features which highlights the quality of Henkel's Stock Incentive Plan is that top management has to make a significant personal investment in Henkel shares in order to participate in the Plan.

In addition to this Incentive Plan, more than 10,000 employees participate worldwide in an Employee Share Program which is subsidized by Henkel.

Major participations

Henkel has a 27.9 percent stake in **Ecolab Inc.**, St Paul, Minnesota, USA. In the second quarter of 2003 Ecolab Inc. reported sales of US$ 947 million, an increase of 13 percent compared with the previous year. After adjusting for foreign exchange effects Ecolab increased sales by 5.5 percent. Operating profit rose more strongly by 23 percent to US$ 121 million, thanks partly to increased sales and partly to substantially reduced costs. The previous year's figure was affected by a restructuring charge. Adjusted for these charges, the operating profit was up by 9 percent. At US$ 67 million, net earnings for the quarter were 30 percent up on the prior-year figure.

The market value of our participation in Ecolab Inc. as of June 30, 2003, was 1.6 billion euros. The number of shares we hold in Ecolab Inc. doubled as a result of a share split implemented on June 6, 2003, and now totals 72.6 million shares. Our percentage shareholding in Ecolab Inc., however, was not affected.

Henkel has a 29.4 percent stake in **The Clorox Company**, Oakland, California, USA. Our percentage shareholding increased because Clorox has continued with its share buy-back program. In the future Henkel will participate in this program. Clorox reported sales of US$ 4.1 billion for its fiscal year 2002/2003, an increase of 3 percent over the previous year. Excluding the effect of divestments, sales rose by 5 percent. The earnings from continuing operations before tax amounted to US$ 802 million, an increase of 43 percent. The main reasons for this performance were reduced manufacturing costs in the current year and exceptional write-down and restructuring costs accounted for in the previous year. Net earnings for the year amounted to US$ 493 million, an increase of 53 percent.

The market value of this participation as of June 30, 2003, amounted to 2.3 billion euros.

Outlook

The international political situation has now eased somewhat, so markets can be expected to stage a slow recovery in the second half of the year. On that basis we consider that our sales growth target of 4 percent for the whole of 2003 (after adjusting for foreign exchange effects and acquisitions/divestments) is achievable.

We still plan an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects against the background of a strong second half year 2002.

Provided there is no significant change in the average prevailing rate of exchange for the US dollar against the euro we still expect earnings per share to show an improvement of almost 10 percent. Any special effects arising from the sale of our shareholding in Wella and from our participation in the share buy-back program of Clorox are not included.

Laundry & Home Care

Sales[1] in million euros	Q 2	1–6
2003	**780**	**1,559**
2002	**787**	**1,575**
Change from previous year	– 0.9 %	– 1.0 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q 2	1–6
Change from previous year	– 0.9 %	– 1.0 %
At constant exchange rates,	4.8 %	5.6 %
thereof: organic	2.2 %	2.9 %
Acquisitions/Divestments	2.6 %	2.7 %
Foreign exchange effects	– 5.7 %	– 6.6 %

EBIT[1] in million euros	Q 2	1–6
2003	**75**	**144**
2002	**69**	**135**
Change from previous year	8.7 %	6.3 %
After adjusting for foreign exchange effects	10.5 %	8.7 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q 2	1–6
2003	**9.6 %**	**9.2 %**
2002	**8.7 %**	**8.6 %**
Change from previous year	0.9 pp	0.6 pp
After adjusting for foreign exchange effects	0.5 pp	0.2 pp

pp = percentage points

Sales in the **Laundry & Home Care** business sector rose by 4.8 percent after adjusting for foreign exchange effects. Before adjustment, sales were 0.9 percent down on the previous year's figure. We continued to increase our market shares.

Operating profit after adjusting for foreign exchange effects increased by 10.5 percent; before adjustment it rose by 8.7 percent. The return on sales increased by 0.9 percentage points to 9.6 percent, the return on capital employed by 4.3 percentage points to 34.7 percent.

Sales in the Europe/Africa/Middle East region, after adjusting for foreign exchange effects, increased. Sales in Germany, after falling back in the first quarter, recorded an increase. In addition to new product launches, this was due to the good performance of our Weisser Riese, Spee and Vernel brands. Sales overseas showed an increase after adjusting for foreign exchange effects.

Sales in heavy-duty detergents, after adjusting for foreign exchange effects, were up on the previous year's quarter. Despite intense competition from low-priced brands we succeeded in further strengthening our market positions by means of appropriate marketing programs. The savings from our special restructuring program helped to compensate for the pressure on margins. Liquid detergents performed well, with the newly launched soap-based products and new variants for modern textiles.

Sales in special detergents, after adjusting for foreign exchange effects, were up on the previous year's quarter, helped especially by the pan-European launch of "Fresh Magic", the innovative special detergent for fashionable synthetic garments. We introduced a new high quality washing booster to the market under the brand names Sil and Neutrex.

Sales in household cleaners also recorded an increase after adjusting for foreign exchange effects. Automatic dishwashing detergents did particularly well. Sales of the new 3in1 tabs with long-lasting glass protection continued to grow at double-digit rates. In the floor care market "Easy Clean" has already achieved a high level of acceptance in Switzerland under the Sofix brand. This is a new kind of mopping system with an integrated cleaner and a cleaning pad which has now also been introduced in Germany and in France.

Outlook

The business development in the second quarter confirms our target of growing faster than the overall market through the introduction of innovative products and expansion of our regional presence.

Our forecast of an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects remains unchanged.

Cosmetics/Toiletries

Sales[1]		
in million euros	Q 2	1–6
2003	**547**	**1,037**
2002	**565**	**1,074**
Change from previous year	– 3.2 %	– 3.5 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales		
	Q 2	1–6
Change from previous year	– 3.2 %	– 3.5 %
At constant exchange rates,	2.7 %	2.3 %
thereof: organic	2.7 %	2.3 %
Acquisitions/Divestments	–	–
Foreign exchange effects	– 5.9 %	– 5.8 %

EBIT[1]		
in million euros	Q 2	1–6
2003	**54**	**96**
2002	**51**	**93**
Change from previous year	4.5 %	2.6 %
After adjusting for foreign exchange effects	10.4 %	5.9 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 2	1–6
2003	**9.8 %**	**9.2 %**
2002	**9.1 %**	**8.7 %**
Change from previous year	0.7 pp	0.5 pp
After adjusting for foreign exchange effects	0.7 pp	0.3 pp

pp = percentage points

Sales in the **Cosmetics/Toiletries** business sector were 2.7 percent up on the previous year's quarter after adjusting for foreign exchange effects. Before adjustment, sales were 3.2 percent down. Operating profit increased by 10.4 percent after adjusting for foreign exchange effects and by 4.5 percent before adjustment. The return on sales improved by 0.7 percentage points to 9.8 percent as a result of lower manufacturing costs. The return on capital employed rose by 1.0 percentage points to 24.7 percent.

Sales in the Europe/Africa/Middle East region, after adjusting for foreign exchange effects, increased. Sales in Germany were down on the previous year's level owing to a still reluctant consumer climate. Sales in France, Spain, Italy and the UK increased. Sales in North America were down on the previous year's quarter after adjusting for foreign exchange effects. Sales in Latin America continued to be adversely affected by economic and political crises. After adjusting for foreign exchange effects we recorded an increase in sales in the Asia-Pacific region.

Sales in hair cosmetics were above previous year after adjusting for foreign exchange effects. Colorants expanded their good market shares in Europe, with the Brillance brand maintaining its market leader position in Germany. In the styling segment Taft achieved good initial sales figures with the "Pro Styling" range launched in the UK. Our sales of hair care products increased, mainly due to Gliss Kur.

Sales in the body care segment, after adjusting for foreign exchange effects, were still down on the previous year. One of the reasons was that the initial relaunch phase of Fa was impacted by supply chain problems, which have since been solved. Shower gels, deodorants and liquid soaps are now showing the first positive results. Shower gels and deodorants both recorded market share gains in Germany and France.

Sales of skin care products were down slightly on the previous year after adjusting for foreign exchange effects. This was due to reduced sales of the AoK brand prior to its complete relaunch in July. Our important international brand Diadermine recorded a significant increase in sales.

Sales of oral hygiene products were affected by the adverse market development in the dispenser segment.

Sales in the professional salon business increased after adjusting for foreign exchange effects. In Europe, sales rose especially in France, Spain, Russia, the Benelux countries and the UK. In the colorant sector we added new trend shades to the Igora range.

Outlook

We will further expand and strengthen our key brands by line extensions and relaunches of existing products, in particular Fa. We continue to aim for operating profit growth in the high single-digit percentage range after adjusting for foreign exchange effects.

Sales[1] in million euros	Q 2	1–6
2003	**310**	**629**
2002	**326**	**658**
Change from previous year	– 4.8 %	– 4.5 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q 2	1–6
Change from previous year	– 4.8 %	– 4.5 %
At constant exchange rates,	4.6 %	4.8 %
thereof: organic	2.1 %	2.5 %
Acquisitions/Divestments	2.5 %	2.3 %
Foreign exchange effects	– 9.4 %	– 9.3 %

EBIT[1] in million euros	Q 2	1–6
2003	**31**	**64**
2002	**25**	**59**
Change from previous year	30.0 %	10.2 %
After adjusting for foreign exchange effects	50.9 %	22.5 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q 2	1–6
2003	**10.1 %**	**10.3 %**
2002	**7.7 %**	**8.9 %**
Change from previous year	2.4 pp	1.4 pp
After adjusting for foreign exchange effects	3.0 pp	1.5 pp

pp = percentage points

In the **Consumer and Craftsmen Adhesives** business sector sales after adjusting for foreign exchange effects rose by 4.6 percent. Before adjustment sales were down by 4.8 percent. Operating profit increased by 50.9 percent after adjusting for foreign exchange effects and by 30.0 percent before adjustment compared with the previous year. This reflected benefits from the special restructuring program. The return on sales rose by 2.4 percentage points to 10.1 percent, the return on capital employed by 4.4 percentage points to 19.7 percent.

Sales in the Europe/Africa/Middle East region were up versus previous year after adjusting for foreign exchange effects. Germany suffered from persistently weak market conditions. Sales to the construction industry did not match the previous year's level. In consumer adhesives, however, we strengthened our position. Our French business made good progress, thanks partly to "Pattex Résist'À Tout", a new generation of solvent-free high-performance adhesives. The Solyplast sealants business acquired in the previous year made a major contribution in Spain. Sales in Italy were affected by the divestment of the Bostik brand in 2002. This gap was filled by launching the entire Pattex range of products. Sales performance in eastern Europe varied widely between one region and another. Declining sales in Poland, for example, contrasted with significant growth in the Ukraine and in Romania. Sales activity in North America continued to make rapid progress, recording strong growth in local currency. Sales in Latin America could not escape the effects of the downward trend in the market, despite an increase in earnings. Following the acquisition of Sellotape, our business in Asia-Pacific expanded due to our new site in New Zealand.

One main focus in the consumer adhesives business was the further international launch of the universal glue stick marketed under the Power Pritt name.

Sales of building adhesives suffered from severely depressed conditions in the two most important markets of Germany and Poland.

Outlook

Our product innovations will help to strengthen our global market positions further. After adjusting for foreign exchange effects we anticipate a double-digit percentage growth in operating profit.

Sales[1]		
in million euros	Q 2	1–6
2003	**666**	**1,340**
2002	**724**	**1,425**
Change from previous year	– 7.9 %	– 5.9 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales		
	Q 2	1–6
Change from previous year	– 7.9 %	– 5.9 %
At constant exchange rates,	3.5 %	5.9 %
thereof: organic	2.6 %	5.0 %
Acquisitions/Divestments	0.9 %	0.9 %
Foreign exchange effects	– 11.4 %	– 11.8 %

EBIT[1]		
in million euros	Q 2	1–6
2003	**55**	**101**
2002	**55**	**98**
Change from previous year	0.5 %	3.0 %
After adjusting for foreign exchange effects	14.6 %	17.7 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 2	1–6
2003	**8.3 %**	**7.5 %**
2002	**7.6 %**	**6.9 %**
Change from previous year	0.7 pp	0.6 pp
After adjusting for foreign exchange effects	0.8 pp	0.7 pp

pp = percentage points

Sales in the **Henkel Technologies** business sector exceeded the previous year's figure by 3.5 percent after adjusting for foreign exchange effects. Before adjustment, however, sales fell by 7.9 percent. Operating profit increased by 14.6 percent after adjusting for foreign exchange effects and by 0.5 percent before adjustment. The return on sales rose by 0.7 percentage points to 8.3 percent, the return on capital employed by 0.7 percentage points to 12.5 percent.

Sales in the Europe/Africa/Middle East region were up both before and after adjusting for foreign exchange effects. Sales in North America, by contrast, did not come up to expectations. Sales and operating profit performed particularly well in the Asia-Pacific region, especially in China, after adjusting for foreign exchange effects.

Industrial adhesives improved their sales figures before and after adjusting for foreign exchange effects, despite poor economic conditions. The good performance of packaging adhesives in Europe compensated for weaknesses overseas. Performance in China – the most important Asian market for industrial adhesives – was very positive, with a double-digit increase in sales.

Engineering adhesives, too, were slightly up on the previous year's level after adjusting for foreign exchange effects. Good progress in Europe was recorded mainly in Germany, France and Italy. Sales in the Asia-Pacific region made particularly good progress. Sales in the electronics and general industry sectors were down on the previous year. Sales to automotive manufacturers, on the other hand, showed a further substantial increase in the second quarter compared with the same quarter of the previous year.

The surface technologies business performed better than in the previous year's quarter after adjusting for foreign exchange effects. Business development was positive in Germany – especially in the steel sector – and in eastern Europe and the Asia-Pacific region. China continued to show strong growth. The steady expansion of business through new technologies and innovations in both the automotive sector (carbody re-enforcement and structural adhesives) and industry (rolling oils and metal pretreatment in steel and sub-suppliers sector) was successful.

Outlook

For the second half of 2003 we do not yet anticipate any significant recovery in our industrial markets. Nonetheless, supported by numerous measures regarding our product lines and the efficiency of our organisation, we expect to achieve a double-digit percentage increase in operating profit for the full year after adjusting for foreign exchange effects.

Henkel Group

Consolidated Income Statement					
in million euros	Jan.-June 2002	%	**Jan.-June 2003**	%	**Change in %[1]**
Sales	**4,898**	**100.0**	**4,715**	**100.0**	**– 3.7**
Cost of sales	2,603	53.1	2,446	51.9	6.0
Gross profit	**2,295**	**46.9**	**2,269**	**48.1**	**– 1.1**
Marketing, selling and distribution costs	1,499	30.6	1,462	31.0	2.5
Research and development costs	135	2.8	130	2.8	3.7
Administrative expenses	266	5.4	256	5.4	3.8
Other operating income	51	1.0	64	1.4	25.5
Other operating charges	34	0.7	53	1.1	– 55.9
Amortization of goodwill	68	1.4	64	1.4	5.9
Restructuring costs	14	0.3	20	0.4	– 42.9
Operating profit (EBIT)	**330**	**6.7**	**348**	**7.4**	**5.3**
Net income from participations	70	1.4	96	2.0	37.1
Net interest expense	– 74	– 1.5	– 74	– 1.5	–
Financial items	**– 4**	**– 0.1**	**22**	**0.5**	**–**
Earnings before tax	**326**	**6.6**	**370**	**7.9**	**13.5**
Taxes on income	– 119	– 2.4	– 127	– 2.7	– 6.7
Net earnings for the period	**207**	**4.2**	**243**	**5.2**	**17.4**
Minority interests	1	–	– 5	– 0.1	–
Earnings after minority interests	**208**	**4.2**	**238**	**5.1**	**14.4**
Earnings per preferred share (in euros)	**1.48**		**1.69**		**14.2**

[1] +/– signs relate to effect on profit

Consolidated Balance Sheet				
in million euros	Dec. 31, 2002	%	**June 30, 2003**	%
Intangible assets, property, plant and equipment	3,503	41.2	3,321	34.5
Financial assets	1,424	16.7	1,728	18.0
Fixed assets	**4,927**	**57.9**	**5,049**	**52.5**
Inventories	1,073	12.6	1,086	11.3
Trade accounts receivable	1,545	18.1	1,702	17.7
Other receivables and miscellaneous assets	416	4.9	406	4.2
Liquid funds/Marketable securities	226	2.7	1,076	11.2
Current assets	**3,260**	**38.3**	**4,270**	**44.4**
Deferred tax assets	**326**	**3.8**	**300**	**3.1**
Total assets	**8,513**	**100.0**	**9,619**	**100.0**
Equity excluding minority interests	**3,279**	**38.5**	**3,191**	**33.2**
Minority interests	84	1.0	84	0.9
Equity including minority interests	**3,363**	**39.5**	**3,275**	**34.1**
Provisions for pensions and similar obligations	1,644	19.3	1,639	17.0
Other provisions	1,146	13.5	1,044	10.9
Provisions for deferred tax liabilities	242	2.8	186	1.9
Provisions	**3,032**	**35.6**	**2,869**	**29.8**
Borrowings	859	10.1	2,195	22.8
Trade accounts payable	858	10.1	877	9.1
Other liabilities	401	4.7	403	4.2
Liabilities	**2,118**	**24.9**	**3,475**	**36.1**
Total equity and liabilities	**8,513**	**100.0**	**9,619**	**100.0**

Henkel Group

Cash Flow Statement		
in million euros	Jan.-June 2002	**Jan.-June 2003**
Operating profit / EBIT	**330**	**348**
Income taxes paid	– 98	– 233[1]
Depreciation/write-ups of fixed assets (excluding financial assets)	221	200
Net gains/losses from disposals of fixed assets (excluding financial assets)	– 11	– 5
Change in inventories	– 9	– 39
Change in receivables and miscellaneous assets	– 142	– 243
Change in liabilities and provisions	73	95
Cash flow from operating activities	**364**	**123**[1]
Capital expenditure on intangible assets	– 12	– 6
Capital expenditure on property, plant and equipment	– 138	– 136
Capital expenditure on financial assets/acquisitions	– 49	– 324
Proceeds from disposals of fixed assets	27	13
Cash flow from investing activities/acquisitions	**– 172**	**– 453**
Henkel KGaA dividends	– 156	– 156
Subsidiary company dividends (to other shareholders)	– 5	– 4
Interest and dividends received	76	59
Interest paid	– 94	– 90
Dividends and interest paid and received	*– 179*	*– 191*
Change in borrowings	– 65	1,375
Buy-back of treasury shares	– 51	–
Other financing transactions	– 3	2
Cash flow from financing activities	**– 298**	**1,186**
Change in cash and cash equivalents	**– 106**	**856**
Effect of exchange rate changes on cash and cash equivalents	– 7	– 6
Change in liquid funds and marketable securities	**– 113**	**850**
Liquid funds and marketable securities at January 1	421	226
Liquid funds and marketable securities at June 30	308	1,076

Computation of Free Cash Flow		
Cash flow from operating activities	364	123[1]
Cash flow from investing activities/acquisitions	– 172	– 453
Dividends and interest paid and received	– 179	– 191
Net cash flow	**13**	**– 521**
Investments in financial assets/acquisitions and dividends	210	484
Free cash flow	**223**	**– 37**[2]

[1] Included are tax payments of approx. 150 million euros in connection with the sale of Cognis in 2001.

[2] *Excluding tax payments for Cognis the free cash flow would have amounted to 113 million euros.*

Changes in Equity		
in million euros	2002	**2003**
Shareholders' equity excluding minority interests at January 1	**3,518**	**3,279**
Earnings after minority interests	208	238
Distributions	– 156	– 156
Buy-back of treasury shares	– 51	–
Other changes taken to equity	– 168	– 28
Exchange rate differences	– 137	– 142
Shareholders' equity excluding minority interests at June 30	**3,214**	**3,191**

Henkel Group

Segment Reporting by Business Sector[1], 2nd Quarter 2003						
in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe-sives	Henkel Tech-nologies	Corpo-rate	**Group**
Sales April-June 2003	780	547	310	666	75	2,378
Change from previous year	– 0.9 %	– 3.2 %	– 4.8 %	– 7.9 %	–	– 4.4 %
Proportion of Group sales	33 %	23 %	13 %	28 %	3 %	100 %
Sales April-June 2002	787	565	326	724	85	2,487
EBITDA April-June 2003	101	73	44	96	– 34	280
EBITDA April-June 2002	93	70	38	106	– 26	281
Change from previous year	7.5 %	5.4 %	14.7 %	– 9.5 %	–	– 0.6 %
Return on sales (EBITDA) April-June 2003	12.9 %	13.5 %	14.2 %	14.4 %	–	11.7 %
Return on sales (EBITDA) April-June 2002	11.9 %	12.4 %	11.8 %	14.6 %	–	11.3 %
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) April-June 2003	24	11	8	24	1	68
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) April-June 2002[4]	22	10	9	33	6	80
EBITA April-June 2003	77	62	36	72	– 35	212
EBITA April-June 2002	71	60	29	73	– 32	201
Change from previous year	8.2 %	3.5 %	25.5 %	– 1.6 %	–	5.1 %
Return on sales (EBITA) April-June 2003	9.8 %	11.4 %	11.5 %	10.8 %	–	8.9 %
Return on sales (EBITA) April-June 2002	9.0 %	10.6 %	8.7 %	10.1 %	–	8.1 %
Amortization of goodwill April-June 2003	2	8	5	17	–	32
Amortization of goodwill April-June 2002	2	9	4	18	–	33
EBIT April-June 2003	75	54	31	55	– 35	180
EBIT April-June 2002	69	51	25	55	– 32	168
Change from previous year	8.7 %	4.5 %	30.0 %	0.5 %	–	7.2 %
Return on sales (EBIT) April-June 2003	9.6 %	9.8 %	10.1 %	8.3 %	–	7.6 %
Return on sales (EBIT) April-June 2002	8.7 %	9.1 %	7.7 %	7.6 %	–	6.7 %
ROCE April-June 2003	34.7 %	24.7 %	19.7 %	12.5 %	–	16.7 %
ROCE April-June 2002	30.4 %	23.7 %	15.3 %	11.8 %	–	15.5 %
Capital employed April-June 2003[2]	884	1,006	725	2,297	155	5,067
Capital employed April-June 2002[2]	933	1,015	742	2,476	31	5,197
Change from previous year	– 5.3 %	– 0.9 %	– 2.3 %	– 7.2 %	–	– 2.5 %
Capital expenditure (excl. financial assets) April-June 2003	32	12	6	19	12	81
Capital expenditure (excl. financial assets) April-June 2002	44	11	8	31	5	99
Operating assets April-June 2003	1,696	1,376	906	2,566	412	6,956
Operating liabilities April-June 2003	858	607	255	602	256	2,578
Net operating assets April-June 2003[3]	838	769	651	1,964	156	4,378
Operating assets April-June 2002	1,696	1,343	921	2,821	444	7,225
Operating liabilities April-June 2002	784	534	273	641	411	2,643
Net operating assets April-June 2002[3]	912	809	648	2,180	33	4,582
Research and development costs (R&D) April-June 2003	18	9	5	26	12	70
R&D as % of sales	2.3 %	1.7 %	1.5 %	4.0 %	–	3.0 %
Research and development costs (R&D) April-June 2002	17	9	4	28	9	67
R&D as % of sales	2.1 %	1.6 %	1.3 %	3.9 %	–	2.7 %

[1] calculated using figures in thousand euros
[2] including goodwill at cost
[3] including goodwill at net book value
[4] adjusted for expenditure recognized at Group level only in the prior year

Henkel Group

Segment Reporting by Business Sector[1], January – June 2003						
in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe-sives	Henkel Tech-nologies	Corpo-rate	**Group**
Sales January-June 2003	1,559	1,037	629	1,340	150	4,715
Change from previous year	– 1.0 %	– 3.5 %	– 4.5 %	– 5.9 %	–	– 3.7 %
Proportion of Group sales	33 %	22 %	13 %	29 %	3 %	100 %
Sales January-June 2002	1,575	1,074	658	1,425	166	4,898
EBITDA January-June 2003	192	134	90	180	– 48	548
EBITDA January-June 2002	183	132	85	187	– 36	551
Change from previous year	4.5 %	1.7 %	5.3 %	– 3.7 %	–	– 0.7 %
Return on sales (EBITDA) January-June 2003	12.3 %	12.9 %	14.3 %	13.4 %	–	11.6 %
Return on sales (EBITDA) January-June 2002	11.6 %	12.3 %	13.0 %	13.1 %	–	11.2 %
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) January-June 2003	44	21	17	45	9	136
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) January-June 2002[4]	44	21	18	51	19	153
EBITA January-June 2003	148	113	73	135	– 57	412
EBITA January-June 2002	139	111	67	136	– 55	398
Change from previous year	5.7 %	1.8 %	8.8 %	– 0.6 %	–	3.3 %
Return on sales (EBITA) January-June 2003	9.4 %	10.9 %	11.6 %	10.1 %	–	8.7 %
Return on sales (EBITA) January-June 2002	8.8 %	10.3 %	10.2 %	9.6 %	–	8.1 %
Amortization of goodwill January-June 2003	4	17	9	34	–	64
Amortization of goodwill January-June 2002	4	18	8	38	–	68
EBIT January-June 2003	144	96	64	101	– 57	348
EBIT January-June 2002	135	93	59	98	– 55	330
Change from previous year	6.3 %	2.6 %	10.2 %	3.0 %	–	5.3 %
Return on sales (EBIT) January-June 2003	9.2 %	9.2 %	10.3 %	7.5 %	–	7.4 %
Return on sales (EBIT) January-June 2002	8.6 %	8.7 %	8.9 %	6.9 %	–	6.7 %
ROCE January-June 2003	32.9 %	22.7 %	20.0 %	11.6 %	–	16.1 %
ROCE January-June 2002	29.9 %	21.9 %	17.9 %	10.9 %	–	15.0 %
Capital employed January-June 2003[2]	896	995	730	2,314	160	5,095
Capital employed January-June 2002[2]	932	1,016	750	2,501	132	5,331
Change from previous year	– 3.9 %	– 2.1 %	– 2.7 %	– 7.4 %	–	– 4.4 %
Capital expenditure (excl. financial assets) January-June 2003	54	29	12	35	19	149
Capital expenditure (excl. financial assets) January-June 2002	68	20	16	54	8	166
Operating assets January-June 2003	1,664	1,322	903	2,599	386	6,874
Operating liabilities January-June 2003	809	559	261	612	226	2,467
Net operating assets January-June 2003[3]	855	763	642	1,987	160	4,407
Operating assets January-June 2002	1,673	1,330	927	2,848	416	7,194
Operating liabilities January-June 2002	761	515	269	651	282	2,478
Net operating assets January-June 2002[3]	912	815	658	2,197	134	4,716
Research and development costs (R&D) January-June 2003	34	17	9	52	18	130
R&D as % of sales	2.2 %	1.7 %	1.4 %	3.9 %	11.4 %	2.8 %
Research and development costs (R&D) January-June 2002	34	18	8	56	19	135
R&D as % of sales	2.2 %	1.6 %	1.3 %	4.0 %	–	2.8 %

[1] calculated using figures in thousand euros
[2] including goodwill at cost
[3] including goodwill at net book value
[4] adjusted for expenditure recognized at Group level only in the prior year

Income Statement, Balance Sheet, Cash Flow Statement

(January through June 2003)

Income Statement

Sales fell by 3.7 percent in the first half of 2003 compared to the previous year's figures, owing to foreign exchange effects. Gross profit decreased by only 1.1 percent. The resultant improvement in the gross margin from 46.9 percent to 48.1 percent was due to the disproportionate reduction in the cost of sales compared to sales revenues. Average raw material prices, in particular, were on a lower level.

Marketing, selling and distribution costs decreased by 2.5 percent compared with the previous year, somewhat less than the decrease in sales.

Research and development costs and administrative expenses accounted for roughly the same proportion of sales as in the previous year.

The growth in other operating income and other operating charges is explained both by increased foreign exchange gains and losses from operating activities. The net balance of other operating income and charges showed no material change compared with the previous year.

Amortization of goodwill decreased by 4 million euros to 64 million euros due to foreign exchange effects. Restructuring charges of 20 million euros increased by 6 million euros compared with the first half of 2002.

The financial items line improved substantially by 26 million euros compared with the corresponding period of the previous year.

Net income from participations in the first half of 2002 was adversely impacted by special factors affecting our at-equity participation in Clorox in an amount of 18 million euros. Last year we also wrote down the book values of new business activities.

The tax rate was 34.3 percent, 2.2 percentage points lower than in the previous year. The previous year's tax rate was affected by non tax-deductible expenses in connection with the special restructuring program.

Net earnings for the six months came to 243 million euros, 17.4 percent up on the previous year. After deducting minority interests we reported a six-month earnings figure of 238 million euros (+ 14.4 percent). Earnings per share increased by 14.2 percent to 1.69 euros.

Balance Sheet

Total assets as of June 30, 2003, increased by 1.1 billion euros to 9.6 billion euros. This significant increase in total assets is attributable to the successful issue of a benchmark bond in June this year for a nominal amount of 1 billion euros.

Fixed assets increased by 122 million euros to 5,049 million euros as a result of the acquisition of a participation in Wella AG at the beginning of the year. Property, plant and equipment, by contrast, decreased by 44 million euros, mainly due to foreign exchange effects. Intangible assets decreased by a total of 138 million euros due to scheduled amortization and foreign exchange effects.

The sharp increase of 1,010 million euros in current assets to 4,270 million euros is largely attributable to the bond issue. Liquid funds increased by 850 million euros to 1,076 million euros. Extended payment terms granted in some cases resulted in an increase of 157 million euros in trade accounts receivable.

On the equity and liabilities side of the balance sheet, shareholders' equity including minority interests decreased by 88 million euros to 3,275 million euros. The net earnings figure of 238 million euros after minority interests was counterbalanced by the dividend payout of 156 million euros in the second quarter, exchange losses of 142 million euros on foreign currency translation, and changes in equity amounting to 28 million euros resulting from Clorox's share buy-back program.

Provisions decreased by 163 million euros compared with December 31, 2002. The decrease is due to tax payments made in connection with the sale of the Cognis business.

Liabilities, in contrast, increased by almost 1.4 billion euros to 3,475 million euros. This sharp increase results both from the bond issue and also from the fact that the acquisition of the stake in Wella AG was financed by borrowings.

Cash Flow Statement

The cash flow from operating activities amounted to 123 million euros, 241 million euros less than for the corresponding period in the previous year.

One reason for this was the sharp increase in income taxes paid in connection with the sale of our Cognis chemicals business (150 million euros).

The change in net working capital increased by 109 million euros compared with the previous year, mainly as a result of the rise in trade accounts receivable.

The cash flow from investing activities/acquisitions amounted to an outflow of 453 million euros, 281 million euros more than in the previous year. The increased expenditure on financial assets and acquisitions was due to the acquisition of the stake in Wella AG and a 60 percent stake in the detergent manufacturer La Luz in Guatemala. Capital expenditure on intangible assets and on property, plant and equipment was the on previous year's level. The proceeds from disposals of fixed assets decreased slightly.

The cash flow from financing activities increased by 1,484 million euros due to the benchmark bond issued in June. Moreover, the acquisition of the stake in Wella AG was also financed by borrowings. The net dividends and interest figure decreased compared with the prior year.

The net cash flow amounted to –521 million euros, 534 million euros below the figure for the corresponding period in the previous year. The main reasons for this reduction are the tax payments in connection with the sale of Cognis, the increase in net working capital, and the acquisition of the stake in Wella AG.

The free cash flow (after adjusting for capital expenditure on financial assets/acquisitions and dividend payments) amounted to –37 million euros.

Accounting and Valuation Policies

The quarterly report and the half-year financial statements of the Henkel Group, like the annual financial statements, have been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as for the 2002 annual financial statements. The notes to the 2002 annual financial statements apply accordingly.

For further information concerning this report, please contact

Mailing address:
Henkel KGaA
40191 Düsseldorf, Germany
Phone: (+49) 2 11-7 97-0

Investor Relations
Phone: (+49) 2 11-7 97-39 37
Fax: (+49) 2 11-7 98-28 63
E-mail: waltraud.mueller@henkel.com
E-mail: investor.relations@henkel.com

Corporate Communications
Phone: (+49) 2 11-7 97-35 33
Fax: (+49) 2 11-7 98-24 84
E-mail: ernst.primosch@henkel.com
E-mail: lars.witteck@henkel.com

Calendar

Publication of Q3 Report 2003:
Monday, November 17, 2003

Fall Press Conference and
Analysts' Meeting:
Monday, November 17, 2003

Press Conference on Fiscal 2003 and
Analysts' Meeting:
Wednesday, February 25, 2004

Annual General Meeting of Henkel KGaA:
Monday, April 19, 2004

An online version of our quarterly financial statements can be found on the Internet at:
www.ir.henkel.com

Main Henkel website: **www.henkel.com**


Henkel

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